UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)
CARDIOGENESIS CORPORATION
(Name of Subject Company)
CARDIOGENESIS CORPORATION
(Name of Person Filing Statement)
COMMON STOCK, NO PAR VALUE
(Title of Class of Securities)
14159W-10-9
(CUSIP Number of Class of Securities)
Paul J. McCormick
Executive Chairman
Cardiogenesis Corporation
11 Musick
Irvine, California 92618
(949) 420-1800
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)
Copies to:

Michael A. Hedge, Esq.
K&L Gates LLP
1900 Main Street, Suite 600
Irvine, California 92614
(949) 253-0900
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Cardiogenesis Corporation (the “Company” or “Cardiogenesis”) initially filed on April 5, 2011 (the “Statement”). The Statement relates to the tender offer by CL Falcon, Inc., a Florida corporation (“Purchaser”), and a direct wholly owned subsidiary of CryoLife, Inc., a Florida corporation (“Parent”), disclosed in a Tender Offer Statement on Schedule TO, initially filed on April 5, 2011 (as amended or supplemented from time to time, the “Schedule TO”), to purchase not more than forty-nine and nine-tenths percent (49.9%) of the Company’s issued and outstanding shares of common stock, at a purchase price of $0.457 per share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 5, 2011 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal. The Offer to Purchase and Letter of Transmittal were filed with the Statement as Exhibits (a)(1)(A) and (a)(1)(B) thereto. Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Statement.
Item 4. The Solicitation or Recommendation
     Item 4(b) of the Statement is hereby amended and supplemented by adding the following paragraphs at the end of the section entitled “Background and Reasons for the Recommendation-Background of the Transaction.”
     “The Offer and withdrawal rights expired at 12:00 midnight, New York City time, at the end of the day on May 2, 2011. The Depositary has advised the Company and Purchaser that 38,482,022 Shares were validly tendered and not validly withdrawn from the Offer, representing a total of 82.7% of the outstanding Shares. Additionally, the Depositary has advised the Company and Purchaser that an additional 318,892 Shares have been validly tendered by notice of guaranteed delivery. As previously announced, Parent is seeking to acquire not more than 49.9% of the outstanding Shares. As a result, assuming that all shares subject to notice of guaranteed delivery are actually delivered, the Depositary will apply a proration factor of 0.59847 to all tendered Shares, representing the percentage of each tendering shareholder’s Shares that which will be accepted in the Offer. The remaining Shares will be returned to the shareholder, and Parent and Merger Sub expect to acquire them in a subsequent merger.
     For example, if a shareholder tendered a total of 100 Shares, CryoLife will accept 60 Shares in the Offer and return 40 Shares to that shareholder (assuming the final proration factor does not change and subject to any adjustments necessary to ensure that the 49.9% limit is not exceeded).
     On May 3, 2011, Parent and the Company issued a joint press release announcing the results and expiration of the Offer. A copy of the press release is attached hereto as Exhibit (a)(5)(B)(4), and the information set forth in the press release is incorporated herein by reference.”
Item 8. Additional Information
     Item 8 of the Statement is hereby amended and supplemented by adding an additional subsection entitled “Conclusion of the Offer” as follows:
     “The Offer and withdrawal rights expired at 12:00 midnight, New York City time, at the end of the day on May 2, 2011. The Depositary has advised the Company and Purchaser that 38,482,022 Shares were validly tendered and not validly withdrawn from the Offer, representing a total of approximately 82.7% of the outstanding Shares. Additionally, the Depositary has advised the Company and Purchaser that an additional 318,892 Shares have been validly tendered by notice of guaranteed delivery. As previously announced, Parent is seeking to acquire not more than 49.9% of the outstanding Shares. As a result, assuming that all shares subject to notice of guaranteed delivery are actually delivered, the Depositary will apply a proration factor of 0.59847 to all tendered Shares, representing the percentage of each tendering shareholder’s Shares that which will be accepted in the Offer. The remaining Shares will be returned to the shareholder, and Parent and Merger Sub expect to acquire them in a subsequent merger.
     For example, if a shareholder tendered a total of 100 Shares, CryoLife will accept 60 Shares in the Offer and return 40 Shares to that shareholder (assuming the final proration factor does not change and subject to any adjustments necessary to ensure that the 49.9% limit is not exceeded).

     On May 3, 2011, Parent and the Company issued a joint press release announcing the results and expiration of the Offer. A copy of the press release is attached hereto as Exhibit (a)(5)(B)(4), and the information set forth in the press release is incorporated herein by reference.”
Item 9. Exhibits.
     The following exhibits are filed herewith:

Exhibit	Description
(a)(5)(B)(4)	Joint Press Release issued by the Company and Parent, dated May 3, 2011, announcing the conclusion of the Offer (filed herewith).

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CARDIOGENESIS CORPORATION

By:	/s/ WILLIAM ABBOTT
	Name:	William Abbott
	Title:	Chief Financial Officer and Secretary
Dated: May 3, 2011

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